SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              Thermwood Corporation
                              (Name of the Issuer)

                              Thermwood Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    883672107
                      (CUSIP Number of Class of Securities)

                               Barry Feiner, Esq.
                                190 Willis Avenue
                             Mineola, New York 11501
                         Telephone Number: 516 747-0300
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

                  Transaction                        Amount of filing fee
                  valuation

                  $7,678,211  1                            $1,535.64
                  ----------                               ---------

1. Calculated by multiplying the 1,266,509 Shares (which consists of the maximum number of currently issued Shares that can be exchanged, the Shares issuable upon conversion of existing convertible debentures and the Shares issuable upon exercise of the 60,600 options) by the average of the high and low prices reported on the American Stock Exchange on December 28, 1998.

[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     $2,265.07
Form or Registration No.:                   Form S-4
Filing Party:                               Thermwood Corporation
Date Filed:                                 January 4, 1999


Pursuant to General Instruction F to Schedule 13e-3, Thermwood Corporation (the "Company" or the "Issuer") hereby incorporates by reference its Registration Statement on Form S-4, being filed with the Commission simultaneously herewith. The Preliminary Prospectus, contained in the Company's registration statement on Form S-4 is attached as Exhibit (d)(1). References in the following Cross Reference Sheet and itemized responses in this Transaction Statement refer to portions of the Preliminary Prospectus ("PP") incorporated by reference in answer thereto.


                              CROSS REFERENCE SHEET

    Item No.                                        Location in  PP

1.  Issuer and Class of Security Subject       PROSPECTUS COVER PAGE; PROSPECTUS
             to the Transaction                SUMMARY -- Our Principal  Office;
                                               MARKET FOR COMPANY'S COMMON
                                               EQUITY AND RELATED STOCKHOLDER
                                               MATTERS;  CERTAIN TRANSACTIONS --
                                               Company and Affiliate Purchases
                                               of Common Stock.


2.  Identity and Background                    Not Applicable.

3.  Past Contacts, Transactions or             Not Applicable.
             Negotiations

4.  Terms of the Transaction                   RISK FACTORS; SPECIAL FACTORS;
                                               EXCHANGE OFFER;  DESCRIPTION OF
                                               THE DEBENTURES AND THE INDENTURE.

5.  Plans or Proposals of the Issuer or        SPECIAL FACTORS -- Conduct of the
             Affiliate                         Company's Business After the
                                               Exchange Offer.

6.  Source and Amounts of Funds or             DESCRIPTION OF THE DEBENTURES AND
             Other Consideration               THE INDENTURE; EXCHANGE OFFER --
                                               Fees And Expenses; MANAGEMENT'S
                                               DISCUSSION AND ANALYSIS OF
                                               FINANCIAL CONDITION AND RESULTS
                                               OF OPERATIONS -- Liquidity and
                                               Capital Resources.

7.  Purpose(s), Alternatives, Reasons          SPECIAL FACTORS -- Purpose And
             and Effects                       Effect Of The Exchange Offer,  --
                                               Conduct of the Company's Business
                                               After the Exchange Offer, --
                                               Effect on Common Stock, Stock
                                               Options and Convertible
                                               Debentures, and - Federal Income
                                               Tax Consequences; RISK FACTORS --
                                               Possible Adverse Effects If You
                                               Remain a  Shareholder and --
                                               Risks Related to Acquisition
                                               of Debenture.

8.  Fairness of the Transaction                SPECIAL FACTORS - Fairness of the
                                               Exchange Offer,   -- Opinion of
                                               Goelzer and --Purpose And Effect
                                               Of The Exchange Offer.


9.  Reports, Opinions, Appraisals and          SPECIAL FACTORS -- Purpose And
             Certain Negotiations              Effect Of The Exchange Offer,  --
                                               Fairness of the Exchange Offer
                                               and  -- Opinion of Goelzer.


10. Interest in Securities of the Issuer       PRINCIPAL SHAREHOLDERS AND
                                               OWNERSHIP OF MANAGEMENT; CERTAIN
                                               TRANSACTIONS.

11. Contracts, Arrangements or                 EXCHANGE OFFER.
             Understandings with Respect
             to the Issuer's Securities

12. Present Intention and Recommendation       SPECIAL FACTORS - CONDUCT OF THE
             of Certain Persons with           COMPANY'S BUSINESS AFTER THE
             Regard to the Transaction         EXCHANGE OFFER and - FAIRNESS OF
                                               THE EXCHANGE OFFER.

13. Other Provisions of the Transaction        COVER PAGE OF PROSPECTUS;  and
                                               RISK FACTORS - Risks Related to
                                               Acquisition of Debentures -- Lack
                                               Of Public Market For The
                                               Debentures; Trading At A
                                               Discount.

14. Financial Information                      SELECTED CONSOLIDATED FINANCIAL
                                               DATA; CONSOLIDATED FINANCIAL
                                               STATEMENTS; SPECIAL FACTORS --
                                               Financial Effect of the Exchange
                                               Offer.

15. Persons and Assets Employed,               COVER PAGE OF PROSPECTUS;
             Retained or Utilized              EXCHANGE OFFER - FEES AND
                                               EXPENSES; PLAN OF DISTRIBUTION.


16. Additional Information                     Not Applicable.

17. Material to be Filed as Exhibits           Not applicable.



Item 1.  Issuer and Class of Security Subject to the Transaction.

(a)       PROSPECTUS COVER PAGE; PROSPECTUS SUMMARY -- Our Principal Office.

(b)-(d)   MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(e)       NOT APPLICABLE.

(f)       CERTAIN TRANSACTIONS -- Company and Affiliate Purchases of
          Common Stock.

Item 2.  Identity and Background.

          This Rule 13e-3 Transaction Statement is being filed by the Issuer of the Shares sought to be acquired.

Item 3.  Past Contacts, Transactions or Negotiations.

(a)       NOT APPLICABLE.

(b)       NOT APPLICABLE.

Item 4.  Terms of the Transaction.

(a) RISK FACTORS; SPECIAL FACTORS; EXCHANGE OFFER; DESCRIPTION OF THE DEBENTURES AND THE INDENTURE.

(b)       NOT APPLICABLE.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

          SPECIAL FACTORS -- Conduct of the Company's  Business
          After the Exchange Offer.

Item 6.  Source and Amounts of Funds or Other Consideration.

(a) DESCRIPTION OF THE DEBENTURES AND THE INDENTURE; EXCHANGE OFFER -- Fees And Expenses.

(b)       EXCHANGE OFFER -- Fees And Expenses.

(c) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources; EXCHANGE OFFER -- Fees And Expenses.

(d)       NOT APPLICABLE.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

(a)-(c)   SPECIAL FACTORS -- Purpose And Effect Of The Exchange Offer

(d) SPECIAL FACTORS -- Conduct of the Company's Business After the Exchange Offer, -- Effect on Common Stock, Stock Options and Convertible Debentures, and -- Federal Income Tax Consequences;
          RISK FACTORS -- Possible Adverse Effects If You Remain a Shareholder and -- Risks Related to Acquisition of Debentures.

Item 8.  Fairness of the Transaction.

(a)-(b) SPECIAL FACTORS -- Fairness of the Exchange Offer and -- Opinion of Goelzer.

(c) Approval of at least a majority of the unaffiliated security holders is not required to proceed with the Exchange Offer.

(d)-(e) SPECIAL FACTORS -- Purpose And Effect Of The Exchange Offer and -- Fairness of the Exchange Offer.

(f)       NOT APPLICABLE.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) SPECIAL FACTORS -- Purpose And Effect Of The Exchange Offer, -- Fairness of the Exchange Offer and -- Opinion of Goelzer.

Item 10.  Interest in Securities of the Issuer.

(a)       PRINCIPAL SHAREHOLDERS AND OWNERSHIP OF MANAGEMENT;
          CERTAIN TRANSACTIONS.

(b)       CERTAIN TRANSACTIONS -- Company and Affiliate Purchases of
          Common Stock.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

          EXCHANGE OFFER.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)       SPECIAL FACTORS -- CONDUCT OF THE COMPANY'S BUSINESS AFTER THE
          EXCHANGE OFFER.

(b)       SPECIAL FACTORS -- FAIRNESS OF THE EXCHANGE OFFER.

Item 13.  Other Provisions of the Transaction.

(a)-(b)   NOT APPLICABLE.

(c) COVER PAGE OF PROSPECTUS; and RISK FACTORS -- Risks Related to Acquisition of Debentures -- Lack Of Public Market For The Debentures; Trading At A Discount.

Item 14.  Financial Statements.

(a)-(b) SELECTED CONSOLIDATED FINANCIAL DATA; CONSOLIDATED FINANCIAL STATEMENTS; SPECIAL FACTORS -- Financial Effect of the Exchange Offer.

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)       NOT APPLICABLE.

(b) COVER PAGE OF PROSPECTUS; EXCHANGE OFFER -- FEES AND EXPENSES; PLAN OF DISTRIBUTION.

Item 16.  Additional Information.

          NOT APPLICABLE.

Item 17.  Material to be Filed as Exhibits.

(a)                        DuBois County Bank $3,500,000 credit documents1
(b)   (1)        Opinion of Goelzer & Co., Inc. 2
      (2)        Report of  Goelzer & Co., Inc. dated August 20, 1998 previously filed  as an exhibit B to the Issuer's 3
(c)   (1)        Incentive Stock Option Plan3
      (2)        Restated Non-Qualified Stock Option Plan3
      (3)        Indenture dated as of February 3, 1993, between Thermwood
                   Corporation and American Stock Transfer and Trust Company, Trustee, relating to 12% Convertible Subordinated Debentures due February 25, 2003, and resolutions relating to effect of reverse stock split on those debentures3
      1          Agreement between Thermwood Corporation and Edgar Mulzar
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and Peter N. Lalos
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and Lee Ray Olinger
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and Rebecca F. Fuller
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and Michael Hardesty P.
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and David J.
                   Hildenbrand ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and Richard Kasten
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
      1          Agreement between Thermwood Corporation and Donald L. Uebelhor
                   ("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.*
(d)   (1)        Preliminary Prospectus
(e)              Not applicable
(f)              Not applicable
----------------

* To be filed by amendment.

1. Filed as an exhibit to the Company's Registration Statement on Form S-4 filed with the SEC on January 4, 1999, and incorporated herein by this reference.

2. Previously filed as an exhibit to the Issuer's Preliminary Proxy Statement filed with the SEC on October 9, 1998, and incorporated herein by this reference.

3. Previously filed as an exhibit to the Issuer's prior Schedule 13E-3 filed with the SEC on September 4, 1998, and incorporated herein by this reference.

                                    SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               December 29, 1998
                                               -----------------
                                                     (Date)

                                               Thermwood Corporation

                                           By: /s/ Kenneth J. Susnjara
                                               ------------------------------
                                               Kenneth J. Susnjara, President


                                               /s/ Kenneth J. Susnjara
                                               ------------------------------
                                               Kenneth J. Susnjara


                                               /s/ Linda S. Susnjara
                                               ------------------------------
                                               Linda S. Susnjara


                                               /s/ Edgar Mulzer
                                               ------------------------------
                                               Edgar Mulzer


                                               /s/ Lee Ray Olinger
                                               ------------------------------
                                               Lee Ray Olinger